                                   Discount
                                  Auto Parts


                               25th Anniversary


                              1996 ANNUAL REPORT

                               TABLE OF CONTENTS

Discount Auto Parts is one of the Southeast's leading speciality retailers of automotive replacement parts, maintenance items and accessories primarily for the "Do-It-Yourself" (DIY) consumer. As of May 28, 1996, Discount Auto Parts operated 314 stores, of which 276 were located in Florida, 32 in Georgia, five in Alabama and one in South Carolina. Each Discount Auto Parts store carries an extensive line of replacement hard parts for domestic and import cars, as well as accessories, chemicals, motor oils and other maintenance items.

Financial Highlights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1
Letter to Shareholders and Team . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2
Five Year History . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        6
Management's Discussion and Analysis of Financial Condition and Results of Operations . . . . .        7
Statements of Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       11
Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       12
Statements of Stockholders' Equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       13
Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       14
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       15
Management's Report on Financial Statements and Internal Controls . . . . . . . . . . . . . . .       23
Report of Independent Certified Public Accountants  . . . . . . . . . . . . . . . . . . . . . .       23
Corporate Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       24

                 DISCOUNT AUTO PARTS BUSINESS PHILOSOPHY -- TCI
                 ==============================================

                                      TEAM
           First you build the Team then the Team builds the business

                                  [GRAPHIC]

                 CUSTOMER                                IDEAS
         Customers For A Lifetime            There is always a better way

                              FINANCIAL HIGHLIGHTS

                                                      1996                1995             % CHANGE
                                                  -------------      -------------         --------
Sales . . . . . . . . . . . . . . . . . . . .     $ 307,476,000      $ 253,700,000            21%
Income from Operations  . . . . . . . . . . .     $  40,469,000      $  30,909,000            31%
Net Income  . . . . . . . . . . . . . . . . .     $  22,463,000      $  15,727,000*           43%
Earnings per Share  . . . . . . . . . . . . .     $        1.44      $        1.13*           27%
Stockholders' Equity  . . . . . . . . . . . .     $ 216,046,000      $ 117,895,000            83%
Number of Stores  . . . . . . . . . . . . . .               314                248            27%

* Excludes a gain of $4,836,000 or $.35 per share on life insurance proceeds received in 1995.


        (BAR CHART OF NET SALES       (BAR CHART OF INCOME FROM OPERATIONS
             FOR 1992-1996)                       FOR 1992-1993)


             (BAR CHART OF               (BAR CHART OF NUMBER OF STORES
          STOCKHOLDERS' EQUITY                   FOR 1992-1996)
              FOR 1992-1996)


                                25th Anniversary

 Discount ----------------------------------------------------------------------
Auto Parts

TO OUR SHAREHOLDERS AND TEAM:

This annual report marks the successful conclusion of a quarter century of growth and excitement here at Discount Auto Parts. Rising from a single store in Eloise, Florida, we have expanded to more than 300 stores spread across four states. Every year has presented challenges and opportunities and although each year we have set seemingly impossible goals, we often surpassed even our own high expectations. Now having concluded our Silver Anniversary year, we are proud to note that it is the 25th year we have set company records in sales, profits, growth and gains in market share.

There is no mystery as to how we have managed to pull off the Discount Auto Parts success story. Our founders Denis, Herman and Marie Fontaine laid it out for us early on and we have been repeating it over and over again for the past quarter century. "First you build the Team then the Team builds the business. There is no other way!"

It is no coincidence that most of our senior management Team has been with us for more than 10 years. It's no coincidence that we have one of the highest Team Member retention rates in this or any other retail business. We believe in our Team and our Team keeps growing this company. Let no one doubt our commitment to this principle. Let no one doubt that this will be the foundation for our continued success. The results speak for themselves. This year alone we:

    - Increased sales to a record $307.5 million, increased our average sale per customer and increased the total number of customers.

    - Reduced our long term debt with the success of our secondary stock offering.

    - Implemented our D.C. Wizard software system in our Distribution Center allowing us to increase inventory turnover and accuracy in stocking our stores.

    -     Increased the parts width in our stores and Depots.

    -     Added 66 stores and replaced or expanded 10 additional stores.

    -     Created over 300 new jobs.

    - Promoted in-store excellence through our goal of remaining 99% in stock at all times and through our 20/20 program of greeting customers by the time they are either 20 feet or 20 seconds into our stores.

    - Boosted our training programs to encourage and enable our Team to move farther along the career paths we have established.

    -     Improved our overall Team Member retention rates.

    - Maintained price leadership through our efficiencies in buying and increased direct importing strategies.

Reviewing this list of accomplishments, it is fascinating to see how well they are both the result of and a furtherance of our overall business goals. Early on we discovered that three things bring Customers into our stores:

    -     Every Day Low Prices
                                                              (PHOTO OF
    -     Shopping Convenience                            PETER J. FONTAINE)

    -     Service that Exceeds Customer Expectation

EVERY DAY LOW PRICES

Low prices on quality merchandise drive sales. More than any single factor, they bring new customers into our stores. Several factors give us a competitive advantage in the price arena.

First, we are able to negotiate favorable prices from our vendors through volume purchasing which translates into better retail pricing. We search the planet to find the highest quality suppliers of parts and car care products from both domestic and foreign suppliers.


                                25th Anniversary

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts


Second, our overall operating expenses run from four to six percent lower than our primary competitors. In a business where pre-tax profits run in the neighborhood of 10%, that four to six percent is a formidable advantage. We have always taken pride in the fact that we are more efficient than any of our competitors. We realize more and more every day just how much of a competitive advantage this is for DAP. The fact that we are able to confidently place stores in any market; the fact that we are capable of gaining market share and the fact that we can produce 13% operating margins means that we can give added value and convenience to our customers.

Third, we have one of the lowest distribution costs in the industry. This year's improvements in our Distribution Center software systems have resulted in a 21% increase in inventory turnover in the Distribution Center with 99% accuracy. We decreased our store reorder times from 3.5 days to no more than 48 hours. At the same time, we increased the accuracy of our reorder shipments from 92.8% to 94.5%. Our fill rate goal for 1997 is a record 96.5%.

Fourth, we have one of the lowest debt burdens for a company our size in our industry. Long ago we adopted a policy of owning our own real estate and today we own approximately 89% of our land and buildings. Ownership means long term equity and fixed operational costs. With our secondary stock offering this year we issued an additional 2,650,000 shares of common stock and raised $75.4 million. Those funds were primarily used to reduce our long term debt and thus help to ensure overall lower operating costs.

Fifth, we are tenacious about being lean and mean. One of the fundamental laws of nature seems to be that, left to its own devices, bureaucracy grows unchecked. At Discount Auto Parts we are building a Team, not a bureaucracy. We believe in career paths that involve serving our customers or serving our Team. Our senior management Team continues to spend time in the stores listening to the Team. Team Member input is vital to shaping the future course of our company. All of our Managers and Division Managers have the ultimate responsibility for hiring, training and supervising our Team Members. They are in charge of maintaining their store facilities and being in tune with the needs of their customers. We believe that true leaders are true servants. We believe that individual success comes from building up everyone in the organization.

SHOPPING CONVENIENCE

Even with low prices, people working on their cars are in a hurry. They are looking for the closest place that offers the best value. Our strategy in urban markets is to cluster medium sized stores with a broad selection of the most commonly sold parts. We are confident about saturating a market with stores. In addition, our urban market stores are backed up by Depot stores with a broader selection of parts. We are also aggressive in seeking out small towns and bringing everyday low prices to our rural customers.

During fiscal 1996, our Real Estate Team successfully purchased land, supervised the planning and construction of 66 new stores, and replaced or expanded 10 existing stores. At the same time they accomplished an overall 5% reduction in the cost of our real estate projects. This reduction comes on the heels of a 27% decrease in 1995. The quality of our buildings and locations has in no way been compromised by these reductions. In fact, our buildings today are sturdier, more efficient in their energy consumption, easier to manage and offer a more pleasant shopping environment. Next year our Real Estate Team has set its sights on a 25-30% increase in new store openings and further reductions in the overall costs of our real estate projects.

Shopping convenience involves more than just location. It means having the right mix of parts in our stores. This year we added 3,000 SKUs in our Distribution Center and expanded the parts width in our stores accordingly. The increase in parts width coupled with the improvements in reordering, inventory turnover and store order fill rates have had a big impact on store sales and profits.

SERVICE THAT EXCEEDS CUSTOMER EXPECTATIONS

We recognized from the start that we are not in the auto parts business. We are in the people business. Building our Team has always meant preparing our people to serve our Customers. Prices and convenience bring Customers into the store, but service brings them back. This is an unbeatable combination. When customers know they can trust the Pros They Know, they return again and again. They become Customers for a Lifetime.



                                25th Anniversary

 Discount ----------------------------------------------------------------------
Auto Parts


Any time we talk about what we have accomplished at Discount Auto Parts or what we hope to accomplish, it always comes back to our Team. So far we have talked about the systems and plans developed by our Management, Office, Distribution Center, Real Estate and M.I.S. Teams. But the Store Teams are where the rubber meets the road, or in this case, where the Team meets the Customer. The store is where it all comes together and the individual store is where we make it or break it every single day. Building up our Store Teams is a major undertaking and the responsibility of the entire Management Team.

Our growth and success are directly attributed to the strength and stability of the Team. The results of investing in training programs and promoting from within are reflected in our retention rates which are some of the best in the industry as reflected below.

                    District Managers  . . . . . . . . . 100%
                    Managers   . . . . . . . . . . . . .  92%
                    Assistant Managers   . . . . . . . .  80%
                    Team Leaders   . . . . . . . . . . .  72%

These are outstanding figures by any standard, but we believe we can do much better. To that end we have streamlined and computerized our personnel system, implemented drug screening for new hires and added a recruiting function to the duties of our in-store Trainers. We also recognize that even the best Team Members face temporary personal challenges that can hurt their job performance. To help these Team Members we have instituted an Employee Assistance Program that offers professional advice and counseling. We hope this program will help troubled Team Members get back on the right track both personally and professionally.

We are happy to invest in Team Members who are willing to learn and eager to serve our Customers. Make no mistake, investing in a Team Member is an investment with the best returns. When we invest in training our Team, they work more effectively and serve more Customers with fewer mistakes. Trained and seasoned Team Members help us keep our operating costs down in a variety of ways, from setting the thermostats to training fellow Team Members, from sprucing up the store to making customer sales.

New to our training efforts this year is week long training we call DAP University. Held at our Distribution Center, DAP-U is geared to help new managers and prospective new managers learn our systems directly from the people who designed and manage them. We had 82 graduates in 1996. We plan to have 200 graduates in 1997.



                       (PHOTO OF SINGLE STORE IN 1971
                         LOCATED IN ELOISE, FLORIDA)
           From a single store in 1971 located in Eloise, Florida...


                                25th Anniversary

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts


The key to our future success is to have a fully trained Team in every store. We have stepped up the pace for training new Team Members so that by the time they are on the job 90 days, our new Team Members should know the basics of how to help our Customers overcome their automotive challenges. To compliment our own training efforts, manufacturing representatives have increased their presence in our stores, bringing Team Members the latest advances in automotive technology and new products. We had 86 Team Members demonstrate their talent this year by achieving national certification as Parts Specialist designated by the National Institute for Automotive Service Excellence (ASE). An additional 151 Team Members went through the Dale Carnegie training program which we have supported and encouraged for many years.

We promoted five individuals to the Division Manager level this year and we plan to develop six more in the upcoming year. In five years we expect to have 10,000 Team Members. As a result, we will need 50 District Managers, 150-200 Key Managers and leaders in finance, real estate, distribution, merchandising and marketing. New growth in the coming years will demand a great deal from everyone at Discount Auto Parts and we are confident that we can all grow, learn and develop ourselves as the Team building process continues.

Our policy of promotion from within ensures that as Team Members rise through the ranks at Discount Auto Parts they get in touch with every aspect of running our business. They understand firsthand what it takes to do everything from stocking the shelves and serving customers to developing promotional ideas for store grand openings.

The result is that we have an experienced Team that knows the auto parts business. We have the highest rate of sales per Team Member among our major competitors. This is because we empower our Team to make decisions that affect their store performance. Our Management Team knows every phase of our business and this ensures that everyone making decisions understands the full scope of the challenges we face. They are equipped to handle those challenges because they have been there. We have Team Spirit here at DAP. We have a history of performing and working well together and that tradition will carry us confidently into the next quarter century and beyond.



/s/ Peter J. Fontaine
Peter J. Fontaine
President and Chief Executive Officer



                         (PHOTO OF MINI-DEPOT STORE)
  ...Discount Auto Parts has grown to over 300 stores located in four states.


                                25th Anniversary

 Discount ----------------------------------------------------------------------
Auto Parts


                                 5 YEAR HISTORY

                                                                          FISCAL YEAR ENDED
                                                    -------------------------------------------------------------
                                                      MAY 28       MAY 30        MAY 31       JUNE 1       JUNE 2
                                                        1996         1995          1994         1993         1992 (1)
                                                    -------------------------------------------------------------
                                                  (in thousands, except per share data and selected operating data)
INCOME STATEMENT DATA
Net sales                                           $307,476     $253,700     $ 207,569     $176,786     $141,206
Cost of sales, including distribution costs          186,917      158,710       131,469      111,782       89,130
                                                    --------     --------     ---------     --------     --------
Gross profit                                         120,559       94,990        76,100       65,004       52,076
Selling, general and administrative expenses          80,090       64,081        49,985       43,227       35,676
                                                    --------     --------     ---------     --------     --------
Income from operations                                40,469       30,909        26,115       21,777       16,400
Interest and other income                              1,164        1,133           799          519          483
Gain on life insurance proceeds                           --        4,836            --           --           --
Interest expense                                      (5,078)      (6,295)       (3,635)      (3,401)      (4,657)
                                                    --------     --------     ---------     --------     --------
Income before income taxes                            36,555       30,583        23,279       18,895       12,226
Income taxes                                          14,092       10,020         8,962        5,272           --
                                                    --------     --------     ---------     --------     --------
Net income                                          $ 22,463     $ 20,563     $  14,317     $ 13,623     $ 12,226
                                                    ========     ========     =========     ========     ========

Net income per share                                $   1.44     $   1.48     $    1.03
                                                    ========     ========     =========

PRO FORMA DATA
Pro forma net income (2)                                                                    $ 11,919     $  7,774
                                                                                            ========     ========
Pro forma net income per share (2)                                                          $   0.91     $   0.78
                                                                                            ========     ========
Weighted average number of shares                     15,647       13,907        13,954       13,127       10,000

SELECTED OPERATING DATA
Number of stores at year end                             314          248           208          175          158
Total net square footage at year end
   (in thousands) (3)                                  1,610        1,405         1,197          934          781
Average net sales per store
   (in thousands) (4)                               $  1,094     $  1,113     $   1,084     $  1,062     $    951
Average net sales per net square foot (4)           $    204     $    195     $     195     $    206     $    199
Percentage increase in comparable store
   net sales (5)                                         4.9%         5.8%          4.0%        14.6%        14.2%
Team members                                           3,148        2,826         2,172        1,806        1,526

BALANCE SHEET DATA
Inventories                                         $111,408     $ 91,187     $  59,581     $ 49,497     $ 39,630
Working capital                                       59,801       46,420        34,055       33,824       22,156
Property, plant and equipment, net                   208,094      166,169       131,893       89,318       71,537
Total assets                                         334,264      270,832       213,174      159,079      124,754
Long-term debt, excluding current maturities          50,400       94,550        70,118       42,021       61,102
Stockholders' equity                                 216,046      117,895        97,214       82,815       35,394

(1) Fiscal year 1992 consisted of 53 weeks, all other years reported consisted of 52 weeks.
(2) For all periods prior to September 1992, the Company was an S Corporation for federal and state income tax purposes and, accordingly, was not subject to corporate income taxes. The pro forma information has been computed as if the Company were subject to corporate income taxes for all periods presented, based on the tax laws in effect during the respective periods.
(3)   Net square footage includes all selling and merchandising space.
(4) Average net sales per store and average net sales per square foot are based on the average of beginning and ending number of stores and store square footage. For fiscal 1992, average net sales per store and average net sales per net square foot have been adjusted to exclude the effect of the fifty-third week.
(5) Comparable store net sales data are calculated based on the change in net sales of all stores open at the beginning of the preceding fiscal year. Increases for fiscal 1992 and fiscal 1993 have been adjusted to exclude the effect of the fifty-third week in fiscal 1992.

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the income statement data and the percentage of the Company's net sales represented by each line item presented:



                                                                               FISCAL YEAR ENDED
                                                     --------------------------------------------------------------------
                                                        MAY 28                    MAY 30                  MAY 31
                                                          1996        %             1995        %           1994        %
                                                     ------------------        ------------------      ------------------
                                                                              (Dollars in thousands)
Net sales                                            $ 307,476    100.0%       $ 253,700    100.0%     $ 207,569    100.0%
Cost of sales, including distribution costs            186,917     60.8          158,710     62.6        131,469     63.3
                                                     ------------------        ------------------      ------------------
   Gross profit                                        120,559     39.2           94,990     37.4         76,100     36.7

Selling, general and administrative expenses            80,090     26.0           64,081     25.2         49,985     24.1
                                                     ------------------        ------------------      ------------------
   Income from operations                               40,469     13.2           30,909     12.2         26,115     12.6
Interest and other income                                1,164       .4            1,133       .4            799       .4
Gain on life insurance proceeds                             --       --            4,836      2.0             --       --
Interest expense                                        (5,078)    (1.7)          (6,295)    (2.5)        (3,635)    (1.8)
                                                     ------------------        ------------------      ------------------
Income before income taxes                              36,555     11.9           30,583     12.1         23,279     11.2
Income taxes                                            14,092      4.6           10,020      4.0          8,962      4.3
                                                     ------------------        ------------------      ------------------
Net income                                           $  22,463      7.3%       $  20,563      8.1%     $  14,317      6.9%
                                                     ==================        ==================      ==================

FISCAL 1996 COMPARED TO FISCAL 1995

Net sales for fiscal 1996 increased by $53.8 million, or 21.2%, over net sales for fiscal 1995. This increase was the result of (1) an increase in net sales of $42.0 million attributable to stores opened since the beginning of fiscal 1995, and (2) a comparable store sales increase of 4.9%. At May 28, 1996, the Company had 314 stores in operation compared to 248 at the end of fiscal 1995.

Gross profit for fiscal 1996 was $120.6 million, or 39.2% of net sales, compared with $95.0 million, or 37.4% of net sales, for fiscal 1995. The increase in gross profit percentage was partially due to more favorable vendor pricing as a result of increased purchasing volume. In addition, the Company continues to experience an increase, as a percentage of net sales, in sales of replacement hard parts of a type which generally carry higher gross profit margins. This increase was offset in part by the Company's continued commitment to maintaining its everyday low price policy, and lower gross profit margins on certain product categories.

Selling, general and administrative expenses for fiscal 1996 increased by $16.0 million over such expenses for fiscal 1995, and increased as a percentage of net sales to 26.0% from 25.2%. The increase was primarily due to expenses associated with team member benefits, including the continued emphasis in training, and increased depreciation

 Discount ----------------------------------------------------------------------
Auto Parts

expense associated with new store additions. For both fiscal 1996 and 1995 gross advertising expense was substantially offset by vendor cooperative advertising allowances. Net advertising expense is included as a component of selling, general and administrative expenses.

Interest expense for fiscal 1996 was $5.1 million compared to $6.3 million in fiscal 1995. The decrease in interest expense was the result of lower average interest rates and the overall reduction in average borrowings as a result of the net proceeds received from the Company's secondary common stock offering in October 1995. The reduction in borrowings as a result of the secondary offering, was partially offset by subsequent borrowings for new store additions.

The Company's effective tax rate for fiscal 1996 was 38.6% as compared with 38.9% in fiscal 1995, after excluding the nontaxable $4.8 million gain from life insurance proceeds.

As a result of the above factors, net income increased to $22.5 million in fiscal 1996 from $15.7 million in fiscal 1995 (after excluding the non-taxable life insurance proceeds of $4.8 million received in fiscal 1995).

FISCAL 1995 COMPARED TO FISCAL 1994

Net sales for fiscal 1995 increased by $46.1 million, or 22.2%, over net sales for fiscal 1994. This increase was the result of (1) an increase in net sales of $34.7 million, attributable to stores opened since the beginning of fiscal 1994, and (2) a comparable store sales increase of 5.8%, which was principally attributable to an increase in the number of customers, increased in-stock positions due to the Company's point-of-sale systems and an increased number of SKUs in the stores. At May 30, 1995 the Company had 248 stores in operation compared to 208 at the end of fiscal 1994.

Gross profit for fiscal 1995 was $95.0 million, or 37.4% of net sales, compared with $76.1 million, or 36.7% of net sales, during fiscal 1994. The increase in gross profit percentage resulted primarily from lower merchandise cost and increased vendor incentives. In addition, the Company experienced an increase, as a percentage of net sales, in sales of replacement hard parts of a type which generally carry higher gross profit margins. This increase was offset in part by the Company's continued commitment to maintaining its everyday low price policy and lower gross margins on certain product categories.

Selling, general and administrative expenses for fiscal 1995 increased as a percentage of net sales to 25.2% from 24.1% in fiscal 1994. This increase was primarily a result of the Company's increased emphasis on training of the Company's team members, costs associated with the implementation of enhanced systems technology and equipment and increased depreciation expense resulting from increased new store additions during fiscal 1995, offset in part by the Company's ability to leverage its overhead and fixed expenses with higher sales volumes. The Company also was able to achieve continued operating efficiencies and was able to implement certain cost control measures.

Interest expense for fiscal 1995 was $6.3 million compared to $3.6 million in fiscal 1994. The increase in interest expense was the result of additional borrowings in connection with new store growth and higher average interest rates.

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts

As a result of the above factors, net income increased to $20.6 million in fiscal 1995 (which includes $4.8 million of life insurance proceeds received during fiscal 1995) from $14.3 million in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements have been the funding of new store openings, store renovation and expansion and the resultant increase in inventory requirements. In addition, in fiscal 1994, the Company's capital requirements included the expansion of its distribution center. Capital expenditures, principally relating to new stores and store renovation and the expansion of the distribution center, were $52.2 million in fiscal 1996, $42.3 million in fiscal 1995 and $47.9 in fiscal 1994. From the beginning of fiscal 1994 to the end of fiscal 1996, the Company opened 139 stores and replaced or substantially renovated 24 stores. The Company opened 66, 40 and 33 new stores during fiscal years 1996, 1995 and 1994, respectively. Total merchandise inventories increased by approximately $61.9 million from the beginning of fiscal 1994 to the end of fiscal 1996. The Company has financed this growth through a combination of internally generated funds, borrowings, sales of common stock and trade credit. Net cash provided by operating activities was $18.8 million in fiscal 1996, $0.6 million in fiscal 1995 and $21.2 million in fiscal 1994. The increase in net cash provided by operating activities for fiscal 1996 was primarily the result of the cash provided by the Company's net income, an increase in trade accounts payable, and non-cash expenses such as depreciation. These items were offset in part by a $20.2 million increase in inventory associated with new store growth and the addition of new SKU's.

The Company plans to open 85 to 90 new stores during fiscal 1997, as well as replace or expand certain other stores. In addition, the Company is currently reviewing plans to expand its existing Distribution Center in Lakeland, Florida. Construction of the DC expansion is expected to begin in the spring of 1997 with completion occurring approximately 10 months to one year later. The Company anticipates that total capital expenditures for fiscal 1997 will be in the range of $65 million to $70 million.

The Company has historically been able to finance most of its new store growth through unsecured lines of credit and medium and longer term mortgage financing provided by banks and other institutional lenders, and through cash flow from operations. As of May 28, 1996, the Company had approximately $57.8 million of borrowings outstanding and had $117.8 million of additional availability under the financing sources referred to above. Consistent with its historical practice, the Company expects to finance both its short and long term liquidity needs for new store growth, as to land and buildings, primarily through these lines of credit and mortgage financing (and renewals and replacements thereof), and as to equipment and fixtures, primarily through cash flow from operations. The Company expects to finance its DC expansion through existing lines of credit.

The Company's new store development program also requires significant working capital, principally for inventories. The Company has historically used trade credit to finance a portion of its inventory expansion and has been successful in negotiating extended payment terms and incentives from many suppliers through volume purchases. The Company believes that it will be able to continue financing much of its inventory growth through the extension of favorable payment terms and incentives from its vendors, but there can be no assurance that the Company will be successful in doing so. The additional funding for inventory expansion has been and is expected to be provided from cash flow from operations.

Historically the Company has provided liquidity for maintaining proper inventory levels through cash flow from operations and trade credit. During fiscal 1995, substantially all of the Company's cash flow from operations was

 Discount ----------------------------------------------------------------------
Auto Parts

used to fund inventory growth as a result of the Company's decision to significantly broaden its SKU selection so as to help maintain its competitive position. During fiscal 1996, the Company, through the use of the Company's enhanced technology, experienced a slight increase in per store inventory requirements without a significant impact on cash flow from operations.

As of May 28, 1996, 36 or 11.5% of the Company's stores were leased. The Company anticipates similar own/lease percentage relationships for new stores in fiscal 1997.

The Company believes that the expected cash flows from operations, available bank borrowings and trade credit, will be sufficient to fund both short term and long term capital and liquidity needs of the Company.

INFLATION AND SEASONALITY

The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in reducing the effects of merchandise cost increases principally by taking advantage of vendor incentive programs, economies of scale resulting from increased volumes of purchases, and selective forward buying.

Although sales have historically been somewhat higher in the Company's fourth fiscal quarter (March through May), the Company does not consider its business to be seasonal.

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts


                             STATEMENTS OF INCOME

                                                                                FISCAL YEAR ENDED
                                                                      --------------------------------------
                                                                        MAY 28        MAY 30        MAY 31
                                                                         1996          1995          1994
                                                                      --------------------------------------
                                                                     (In thousands, except per share amounts)
Net sales                                                             $ 307,476      $ 253,700     $ 207,569
Cost of sales, including distribution costs                             186,917        158,710       131,469
                                                                      ---------      ---------     ---------
   Gross profit                                                         120,559         94,990        76,100

Selling, general and administrative expenses                             80,090         64,081        49,985
                                                                      ---------      ---------     ---------
   Income from operations                                                40,469         30,909        26,115

Interest and other income                                                 1,164          1,133           799
Gain on life insurance proceeds                                              --          4,836            --
Interest expense                                                         (5,078)        (6,295)       (3,635)
                                                                      ---------      ---------     ---------
Income before income taxes                                               36,555         30,583        23,279

Income taxes                                                             14,092         10,020         8,962
                                                                      ---------      ---------     ---------
   Net income                                                         $  22,463      $  20,563     $  14,317
                                                                      =========      =========     =========

Net income per share                                                  $    1.44      $    1.48     $    1.03
                                                                      =========      =========     =========

Weighted average number of shares                                        15,647         13,907        13,954
                                                                      =========      =========     =========


See accompanying notes.

 Discount ----------------------------------------------------------------------
Auto Parts


                                 BALANCE SHEETS

                                                                         MAY 28         MAY 30
                                                                           1996           1995
                                                                      ------------------------
                                                                        (In thousands, except
                                                                         per share amounts)
                                             ASSETS
Current assets:
   Cash and cash equivalents                                          $   4,552      $   5,330
   Inventories                                                          111,408         91,187
   Prepaid expenses and other current assets                              9,197          7,098
                                                                      ---------      ---------
      Total current assets                                              125,157        103,615

Property, plant and equipment                                           247,021        198,301
   Less allowances for depreciation and amortization                    (38,927)       (32,132)
                                                                      ---------      ---------
                                                                        208,094        166,169

Other assets                                                              1,013          1,048
                                                                      ---------      ---------
Total assets                                                          $ 334,264      $ 270,832
                                                                      =========      =========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Note payable to bank                                               $   5,000      $   5,000
   Trade accounts payable                                                49,056         41,306
   Accrued salaries, wages and benefits                                   4,262          3,719
   Deferred income taxes                                                  1,334            908
   Other current liabilities                                              3,304          3,072
   Current maturities of long-term debt                                   2,400          3,190
                                                                      ---------      ---------
   Total current liabilities                                             65,356         57,195

Deferred income taxes                                                     2,462          1,192
Long-term debt                                                           50,400         94,550

Stockholders' equity:
   Preferred stock, $.01 par value, 5,000 shares
      authorized, none issued or outstanding                                 --             --
   Common stock, $.01 par value, 50,000 shares authorized,
      16,575 and 13,912 shares issued and outstanding
      at May 28, 1996 and May 30, 1995, respectively                        166            139
   Additional paid-in capital                                           140,245         64,584
   Retained earnings                                                     75,635         53,172
                                                                      ---------      ---------
   Total stockholders' equity                                           216,046        117,895
                                                                      ---------      ---------
Total liabilities and stockholders' equity                            $ 334,264      $ 270,832
                                                                      =========      =========

See accompanying notes.

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts


                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            COMMON STOCK          ADDITIONAL
                                      PREFERRED             ------------             PAID-IN      RETAINED
                                          STOCK        SHARES        AMOUNT          CAPITAL      EARNINGS         TOTAL
                                     -----------------------------------------------------------------------------------
                                                                        (In thousands)
Balance at June 2, 1993               $      --        13,902     $     139        $  64,384     $  18,292     $  82,815
Stock issued under stock
   purchase plan                                            3            --               81                          81
Net income                                                                                          14,317        14,317
                                      ---------        ------     ---------        ---------     ---------     ---------
Balance at May 31, 1994                      --        13,905           139           64,465        32,609        97,213
Stock issued under stock
   purchase plan                                            7            --              119                         119
Net income                                                                                          20,563        20,563
                                      ---------        ------     ---------        ---------     ---------     ---------
Balance at May 30, 1995                      --        13,912           139           64,584        53,172       117,895
Stock issued under stock
   purchase and stock
   option plans                                            13            --              273                         273
Stock issued under secondary
   stock offering                                       2,650            27           75,388                      75,415
Net income                                                                                          22,463        22,463
                                      ---------        ------     ---------        ---------     ---------     ---------
Balance at May 28, 1996               $      --        16,575     $     166        $ 140,245     $  75,635     $ 216,046
                                      =========        ======     =========        =========     =========     =========

See accompanying notes.

 Discount ----------------------------------------------------------------------
Auto Parts


                            STATEMENTS OF CASH FLOWS

                                                                                 FISCAL YEAR ENDED
                                                                       -------------------------------------
                                                                         MAY 28         MAY 30        MAY 31
                                                                           1996           1995          1994
                                                                       -------------------------------------
                                                                                  (In thousands)
Operating activities                                                   $ 22,463       $ 20,563      $ 14,317
Net income
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                        9,936          7,188         5,170
     Gain on disposals of property, plant and equipment                  (1,452)          (498)         (122)
     Deferred income taxes                                                1,696          1,378           912
     Changes in operating assets and liabilities:
        Increase in inventories                                         (20,221)       (31,606)      (10,084)
        (Increase) decrease in prepaid expenses and other
          current assets                                                 (2,099)        (3,111)          192
        (Increase) decrease in other assets                                 (85)           204           (18)
        Increase in trade accounts payable                                7,750          5,141        10,645
        Increase in accrued salaries, wages and benefits                    543          1,252           508
        Increase (decrease) in other current liabilities                    232             92          (359)
                                                                       --------       --------      --------
Net cash provided by operating activities                                18,763            603        21,161

Investing activities
Proceeds from sales of property, plant and equipment                      1,896          1,461           419
Purchases of property, plant and equipment                              (52,185)       (42,296)      (47,902)
                                                                       --------       --------      --------
Net cash used in investing activities                                   (50,289)       (40,835)      (47,483)

Financing activities
Proceeds from short-term borrowings and long-term debt                   34,000         55,622        36,125
Payments of short-term borrowings and long-term debt                    (78,940)       (26,510)       (7,944)
Net proceeds from secondary offering of common stock                     75,415             --            --
Proceeds from other issuances of common stock                               273            119            81
                                                                       --------       --------      --------
Net cash provided by financing activities                                30,748         29,231        28,262

Net (decrease) increase in cash and cash equivalents                       (778)       (11,001)        1,940
Cash and cash equivalents at beginning of year                            5,330         16,331        14,391
                                                                       --------       --------      --------
Cash and cash equivalents at end of year                               $  4,552       $  5,330      $ 16,331
                                                                       ========       ========      ========

See accompanying notes.

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts

                         NOTES TO FINANCIAL STATEMENTS


                                  May 28, 1996
                  (Tables in thousands, except per share data)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Discount Auto Parts, Inc. (the "Company") is a specialty retailer of automotive replacement parts, maintenance items and accessories for the "Do-It-Yourself" consumer. As of May 28, 1996, May 30, 1995, and May 31, 1994, the Company operated a chain of 314, 248, and 208 stores, respectively. As of May 28, 1996, 276 of the stores were located in Florida, 32 were located in Georgia, five in Alabama and one in South Carolina.

FISCAL YEAR END

The Company's fiscal year consists of 52 or 53 weeks ending on the Tuesday closest to May 31. The years ended May 28, 1996, May 30, 1995 and May 31, 1994 all consist of 52 weeks.

INVENTORIES

Inventories are reported at the lower of cost or market using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. Depreciation is provided using accelerated and straight-line methods over periods that approximate the assets' estimated useful lives. Maintenance and repairs are charged against operations as incurred.

PRE-OPENING COSTS

Costs associated with the opening of new stores are charged against operations as incurred.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company's financial instruments that are exposed to concentrations of risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," are cash and cash equivalents. The Company places its cash and temporary cash investments with high-credit quality institutions.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets principally include amounts due from vendors related to cooperative advertising and various incentive programs.

OTHER ASSETS

Other assets principally include deferred financing costs incurred in connection with the issuance of debt, which are amortized using the effective interest method over the term of the respective debt agreements.

 Discount ----------------------------------------------------------------------
Auto Parts


ADVERTISING COSTS

The Company expenses its share of all advertising costs as such costs are incurred. The portion of advertising expenditures which are to be recovered through vendor cooperative advertising and other similar programs are recorded as receivables.

INCOME TAXES

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities.

EARNINGS PER SHARE

Net income per common share is based on the weighted average number of shares outstanding, excluding the dilutive effect of stock options as their dilutive effect is less than three percent.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted the provisions of FAS 121 in the first quarter of fiscal 1996 with no impact to the financial statements.

In October 1995, the FASB issued Statement of Financial Standards No. 123, "Accounting and Disclosure of Stock-Based Compensation," which encourages but does not require companies to recognize stock awards based on their fair value at the date of grant. The Company currently follows, and expects to continue to follow, the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant.

2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

                                                          MAY 28, 1996   MAY 30, 1995   LIFE (YEARS)
                                                          ------------------------------------------
Land                                                         $  82,098      $  62,918
Buildings                                                      106,862         86,197       5 - 31.5
Furniture, fixtures and equipment                               48,472         37,484          5 - 7
Building and leasehold improvements                              2,927          2,981       5 - 31.5
Automotive equipment                                             2,796          2,313          3 - 7
Construction in progress                                         3,866          6,408
                                                             ---------      ---------
                                                             $ 247,021      $ 198,301
                                                             =========      =========

Depreciation expense amounted to approximately $9,815,000, $7,057,000 and $5,030,000 for fiscal years 1996, 1995 and 1994, respectively.

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts


3. NOTE PAYABLE AND LONG-TERM DEBT

The note payable to bank consists of borrowings outstanding under a maximum $10 million unsecured working capital line of credit which expires in December 1996. Interest is payable monthly and is a function of the prime rate or LIBOR (5.7% at May 28, 1996).

Long-term debt consists of the following:

                                                            MAY 28, 1996     MAY 30, 1995
                                                            -----------------------------
Unsecured revolving loan                                        $  5,000         $  5,000
Real estate acquisition and
  construction lines of credit                                    32,200           66,133
Senior secured notes                                              15,600           18,000
Mortgages                                                             --            8,607
                                                                --------         --------
                                                                  52,800           97,740
Less current maturities                                           (2,400)          (3,190)
                                                                --------         --------
                                                                $ 50,400         $ 94,550
                                                                ========         ========


In February 1995, the Company entered into an unsecured revolving loan agreement with a bank. The agreement provides for maximum borrowings of $20 million, including up to $1 million for letters of credit. Interest is payable monthly and is a function of the prime rate or LIBOR. The agreement is renewable annually with principal becoming due six months after the agreement is not renewed. The scheduled maturity date of the agreement is October 1997.

The Company's real estate acquisition and construction lines of credit provide for maximum aggregate borrowings of $130 million for the acquisition and construction of properties. Interest is payable monthly and is a function of the prime rate or LIBOR. The line of credit agreements, which are unsecured, expire at various dates through December 1997, but are expected to be renewed prior to their expirations.

At May 28, 1996, the Company's weighted average interest rate on its revolving loan agreement and real estate acquisition and construction lines of credit was 5.8%.

As of May 28, 1996, the Company had approximately $117.8 million of available borrowings under its various working capital and real estate acquisition lines of credit.

The Company has issued two senior secured notes, each for an original principal of $12 million, with an insurance company. The notes are collateralized by a first mortgage on certain retail store properties, equipment and fixtures. The agreements provide for interest at fixed rates of 10.11% and 9.8%, payable quarterly, with annual principal payments of $1.2 million each due on December 15 and May 31.

The carrying value of all assets mortgaged or otherwise subject to lien totaled approximately $16.0 million at May 28, 1996.

The Company's debt agreements contain various restrictions, including the maintenance of certain financial ratios and restrictions on dividends, with which the Company was in compliance as of May 28, 1996. Approximately $33.9 million of retained earnings was available for dividend distribution as of May 28, 1996.

 Discount ----------------------------------------------------------------------
Auto Parts


Annual maturities as of May 28, 1996 of all long-term debt for the next five years are as follows:

                    FISCAL YEAR                         AMOUNT
                    ------------------------------------------
                    1997                                $2,400
                    1998                                 2,400
                    1999                                 2,400
                    2000                                 2,400
                    2001                                 2,400

The amounts exclude $37.2 million due in fiscal year 1998 under the Company's real estate and acquisition lines of credit and the unsecured revolving loan described above, because management believes based upon historical experience, that these loans will be renewed prior to their expiration.

Total interest paid during fiscal years 1996, 1995 and 1994 was approximately $5,518,000, $6,468,000, and $3,671,000, respectively, net of capitalized interest. Capitalized interest for fiscal years 1996, 1995 and 1994 totaled approximately $118,000, $190,000 and $264,000, respectively.

4. STOCKHOLDERS' EQUITY

In October 1995, the Company consummated a secondary public offering of approximately 2,650,000 shares of its common stock. From the offering, the Company realized net proceeds of approximately $75.4 million. Proceeds from the offering were used to repay certain indebtedness of approximately $71.1 million. The balance of the net proceeds were used for general corporate purposes.

The Board of Directors is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designation, preferences and relative, participating, option or other special rights, and qualifications, limitations, or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of May 28, 1996, the Board had not authorized any series of preferred stock and there are no plans, agreements or understandings for the authorization or issuance of any shares of preferred stock.

5. LIFE INSURANCE PROCEEDS

During the first quarter of fiscal 1995, the Company recorded a $4.8 million gain related to life insurance proceeds resulting from the death of the Company's former President and C.E.O. in June 1994. The insurance proceeds are generally not subject to income taxes.

6. LEASES

Certain of the Company's retail stores are leased under noncancelable operating leases. The majority of these leases include options to purchase and provisions for rental increases based on the consumer price index.

Future minimum annual rental commitments under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

                    FISCAL YEAR                         AMOUNT
                    ------------------------------------------
                    1997                                $1,398
                    1998                                 1,288
                    1999                                 1,159
                    2000                                 1,007
                    2001 and thereafter                    947
                                                        ------
                                                        $5,799
                                                        ======

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts

Rental expense for fiscal years 1996, 1995 and 1994 totaled approximately $1,625,000, $1,588,000 and $1,442,000, respectively. Rental expense in each of the fiscal years includes approximately $127,000 of rent paid to a partnership which included the Company's two majority stockholders.

The Company also leases certain portions of its owned facilities to outside parties. Rental income for fiscal years 1996, 1995 and 1994 totaled approximately $366,000, $342,000 and $449,000, respectively.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

    Long-term debt: The carrying amount of the Company borrowings under its variable rate long-term debt agreements approximate their fair value. The fair value of the Company's fixed rate long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rate for similar types of borrowing agreements.

The carrying amounts and fair value of the Company's financial instruments are as follows:


                                                              MAY 28, 1996                  MAY 30, 1995
                                                        ----------------------------------------------------
                                                        CARRYING           FAIR       CARRYING          FAIR
                                                          AMOUNT          VALUE         AMOUNT         VALUE
                                                        ----------------------------------------------------
Cash and cash equivalents                               $  4,552        $ 4,552       $  5,330      $105,330
Long-term debt, including note payable
  and current maturities                                  57,800         59,528        102,740       104,846

8. BENEFIT PLANS

The Company has a 401 (k) profit-sharing plan (the Plan) covering substantially all of its team members. Team members' rights to Company-contributed benefits vest over three to seven years of service, as specified in the Plan. The Company makes quarterly discretionary contributions to the Plan. Costs under this plan for fiscal years 1996, 1995 and 1994 were approximately $449,000, $381,000 and $421,000, respectively.

The Company also has a stock option plan (the 1992 Option Plan) which provides for the granting to key team member options to purchase shares of its common stock. A total of 800,000 shares of common stock are reserved for future issuance under the Option Plan. The per share exercise price of each stock option is generally not less than the fair market value of the stock on the date of grant or, in the case of a team member owning more than 10% of the outstanding stock of the Company, the price for incentive stock options is not less than 110% of such fair market value.

Effective April 17, 1995, the Board of Directors adopted the 1995 Stock Option Plan (the 1995 Option Plan). The 1995 Option Plan is similar to the 1992 Option Plan described above. A total of 300,000 shares of common stock are reserved for future issuance under this plan.

 Discount ----------------------------------------------------------------------
Auto Parts

Option Plan activity for fiscal years 1994, 1995 and 1996 is summarized as follows:

                                                     NUMBER OF                 PER SHARE
                                                        SHARES              OPTION PRICE
                                                     -----------------------------------
Outstanding, June 2, 1993                                  175           $18.00
   Granted                                                 306            23.50 - 25.63
   Canceled                                                (14)           18.00 - 25.63
                                                           ---
Outstanding, May 31, 1994                                  467            18.00 - 25.63
   Granted                                                 350            16.38 - 22.88
   Canceled                                                (30)           16.38 - 25.63
                                                           ---
Outstanding, May 30, 1995                                  787            16.38 - 25.63
   Granted                                                 198            26.50 - 30.50
   Exercised                                                (6)           18.00
   Canceled                                                (24)           16.38 - 30.50
                                                           ---
Outstanding, May 28, 1996                                  955            16.38 - 30.50
                                                           ===

Exercisable at May 28, 1996                                 34            18.00
                                                           ===

All options outstanding generally vest beginning after three years and then over a four year period and have a ten year duration.

In May 1993, the Board of Directors adopted the Discount Auto Parts, Inc. Non-Employee Directors' Stock Option Plan. A total of 40,000 shares are reserved for future issuance under this plan. As of May 28, 1996, 6,000 options had been granted under this plan at an average price of $23.75. As of May 28, 1996, 1,500 of such options were exercisable.

The Board of Directors also adopted a stock purchase plan (the Purchase Plan), which reserves an aggregate of 550,000 shares of common stock. Under the Purchase Plan, all team members have the right to purchase shares of common stock of the Company at a price equal to 85% of the value of the stock immediately prior to the beginning of each exercise period. All team members are eligible to participate except for those who have been employed by the Company for less than one year, team members who customarily work twenty hours or less per week, team members who customarily work five months or less in any calendar year, and team members owning at least 5% of the Company's stock. During fiscal years 1996, 1995 and 1994, 7,165, 7,120 and 3,811 shares, respectively, were purchased under the terms of the Purchase Plan.

Effective May 30, 1995, the Company adopted a Supplemental Executive Profit Sharing Plan (the SEPS Plan). The SEPS Plan is an unfunded deferred compensation plan covering certain key executives. The amount of benefit each participant is entitled to is established annually by the Board of Directors or, in certain cases, by a committee of the Board of Directors. Each participant's account accrues interest on unpaid awards at a rate determined annually as defined in the plan agreement. As of May 28, 1996 and May 30, 1995, the Company has accrued approximately $285,000 and $133,000, respectively, for benefits due under the SEPS Plan.

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts

9. INCOME TAXES

The provision for income taxes is comprised of the following:

                                                                           FISCAL YEAR ENDED
                                                           ------------------------------------------------
                                                           MAY 28, 1996      MAY 30, 1995      MAY 31, 1994
                                                           ------------------------------------------------
Current:
   Federal                                                      $10,782          $  7,353            $6,921
   State                                                          1,614             1,289             1,129
                                                                -------          --------            ------
                                                                 12,396             8,642             8,050
Deferred:
   Federal                                                        1,456             1,189               791
   State                                                            240               189               121
                                                                -------          --------            ------
                                                                  1,696             1,378               912
                                                                -------          --------            ------
                                                                $14,092          $ 10,020            $8,962
                                                                =======          ========            ======

A reconciliation of the difference between the effective income tax rate and the statutory federal tax rate follows:

                                                                           FISCAL YEAR ENDED
                                                           ------------------------------------------------
                                                           MAY 28, 1996      MAY 30, 1995      MAY 31, 1994
                                                           ------------------------------------------------
Income tax expense at federal statutory rate                    $12,794           $10,704            $8,148
State income taxes, net of federal benefit                        1,205               961               832
Gain on life insurance proceeds                                      --            (1,693)               --
Other items, net                                                     93                48               (18)
                                                                -------           -------            ------
                                                                $14,092           $10,020            $8,962
                                                                =======           =======            ======

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                           MAY 28, 1996      MAY 30, 1995
                                                           ------------------------------
Deferred tax assets:
   Various accrued expenses                                     $   614           $   466
   Other, net                                                        98               254
                                                                -------           -------
   Total deferred tax assets                                        712               720

Deferred tax liabilities:
   Depreciation                                                   2,433             1,192
   Accrued liabilities                                              618               487
   Inventory related items                                        1,268               933
   Other, net                                                       189               208
                                                                -------           -------
   Total deferred tax liabilities                                 4,508             2,820
                                                                -------           -------
Net deferred tax liabilities                                    $ 3,796           $ 2,100
                                                                =======           =======

For fiscal years 1996, 1995 and 1994, the Company paid income taxes of approximately $12,962,000, $8,951,000 and $8,107,000, respectively.

 Discount ----------------------------------------------------------------------
Auto Parts

10. COMMITMENTS AND CONTINGENCIES

The Company is not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of business. Management of the Company does not believe that any such claims or lawsuits will have a material adverse effect on the Company's financial condition or results of operation.

As of May 28, 1996, the Company's cost to complete construction contracts in progress was approximately $17.5 million.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended May 28, 1996 and May 30, 1995:

                                                                                               NET INCOME
                                                        NET         GROSS            NET       PER COMMON
                                                      SALES        PROFIT         INCOME            SHARE
                                                    -----------------------------------------------------
Fiscal year ended May 28, 1996:
   First Quarter                                    $71,354        $27,727        $4,696             $.34
   Second Quarter                                    73,765         29,107         5,560              .36 (1)
   Third Quarter                                     75,426         29,981         5,646              .34 (1)
   Fourth Quarter                                    86,931         33,744         6,561              .40 (1)

Fiscal year ended May 30, 1995:
   First Quarter                                    $57,810        $20,260        $7,316 (2)         $.52 (2)
   Second Quarter                                    59,967         22,268         4,024              .29
   Third Quarter                                     63,924         24,111         4,270              .31
   Fourth Quarter                                    71,999         28,351         4,953              .36

(1) Includes the impact of the Company's issuance of approximately 2,650,000 additional shares of common stock in connection with a secondary offering completed in October 1995.
(2) Includes a net gain of $4,836,000 or $.35 per share on life insurance proceeds received in the first quarter of fiscal 1995.

- ---------------------------------------------------------------------- Discount
                                                                      Auto Parts

                  MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS
                             AND INTERNAL CONTROLS


To Our Shareholders:

The management of Discount Auto Parts, Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements, which include amounts that are based on management's best estimates and judgments, based upon current available information and management's view of current conditions and circumstances, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared the additional information contained in the annual report and is responsible for its accuracy and consistency with the financial statements.

Management of Discount Auto Parts, Inc. has developed and maintains a system of internal control over the preparation of its published annual and interim financial statements which are designed to provide reasonable assurance that the Company's assets are safeguarded and protected from improper use. This system is constantly monitored, revised and improved to meet changing business conditions, company growth, and recommendations made by the independent auditors. Management has assessed the Company's system of internal control over the preparation of its published annual and interim financial statements. Based on its assessment, it is management's opinion that its system of internal control as of May 28, 1996, is effective in providing reasonable assurance that its published annual and interim financial statements are free of material misstatement.

The Audit Committee of the Board of Directors is composed of the outside directors and is responsible for approving the selection of the independent certified public accounting firm. The Audit Committee meets periodically with the independent auditors, as well as with management, to review accounting, auditing, internal controls and financial reporting matters. The independent auditors have private and confidential access to the Audit Committee.



/s/ Peter J. Fontaine                           /s/ C. Michael Moore
Peter J. Fontaine                               C. Michael Moore
President                                       Chief Financial Officer
and Chief Executive Officer



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Discount Auto Parts, Inc.

We have audited the accompanying balance sheets of Discount Auto Parts, Inc. as of May 28, 1996 and May 30, 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Discount Auto Parts, Inc. at May 28, 1996 and May 30, 1995 and the results of its operations and its cash flows for each of the three years in the period ended May 28, 1996, in conformity with generally accepted accounting principles.


                                                Ernst & Young LLP


Tampa, Florida
July 8, 1996

 Discount ----------------------------------------------------------------------
Auto Parts

                             CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Discount Auto Parts, Inc.
4900 Frontage Road, South
Lakeland, Florida 33815
Telephone: (941) 687-9226

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, New Jersey 07660

INDEPENDENT AUDITORS
Ernst & Young LLP
P.O. Box 740
Tampa, Florida 33601

STOCK EXCHANGE LISTING
New York Stock Exchange
Trading Symbol -- DAP

ANNUAL MEETING
The Annual Meeting of the Stockholders
will be held at 10:30 am Tuesday,
the 8th day of October at the
Lakeland Centre,
700 West Lemon Street,
Lakeland, Florida 33801

NUMBER OF STOCKHOLDERS
As of August 12, 1996, there were approximately
575 stockholders of record.

FORM 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended May 28, 1996, as filed with the Securities and Exchange Commission, will be sent to any stockholder upon request in writing to: Investor Relations
            Discount Auto Parts, Inc.
            4900 Frontage Road, South
            Lakeland, Florida 33815

MARKET INFORMATION
The Company has not paid or declared cash distributions or dividends since the consummation of its initial public offering in August 1992, and does not intend to pay cash dividends on its Common Stock in the foreseeable future.

COMMON STOCK PRICE RANGE

             FISCAL 1996           FISCAL 1995
           ----------------      ----------------
           HIGH      LOW         HIGH      LOW
           ----------------      ----------------
QTR 1      32        24 1/2      24 1/8    20 1/4
QTR 2      33 7/8    26 1/4      23 1/4    13 7/8
QTR 3      31 1/8    21 1/4      22 1/2    15 7/8
QTR 4      30 7/8    24 3/4      26 7/8    20 1/4

OFFICERS AND DIRECTORS

PETER J. FONTAINE
President, Chief Executive Officer and Director

WARREN SHATZER
Executive Vice President -- Merchandising and Director

WILLIAM C. PERKINS
Executive Vice President -- Operations,
Secretary, and Director

C. MICHAEL MOORE
Chief Financial Officer

E.E. WARDLOW
Director
Retired President and Chief Operating Officer,
Kmart Corporation

A GORDON TUNSTALL
Director
President, Tunstall Consulting



                                25th Anniversary

                                  Discount
                                 Auto Parts


                          4900 Frontage Road South
                           Lakeland, Florida 33815
                               (941) 687-9226